Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF REGISTRANT’S SECURITIES

As of December 31, 2019, BancFirst Corporation (“the Company” or “we”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”): (i) our common stock; and (ii) our $26,000,000 aggregate principal amount of 7.20% Cumulative Trust Preferred Securities due 2034.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read the Certificate of Incorporation, the Bylaws and the applicable provisions of the Oklahoma corporate law and federal law governing bank holding companies for additional information.

General

Pursuant to the Certificate of Incorporation, the Company is authorized to issue 40,000,000 shares of common stock, par value $1.00 per share.

Dividends

Our board of directors may declare, at its discretion, dividends payable in cash or shares of the Company to the extent permitted by applicable law.

Voting Rights

Each holder of shares of our common stock is entitled to one vote for each share held on all questions submitted to a vote at a meeting of shareholders. There are no cumulative voting rights in the election of directors.

Generally, all matters to be voted on by shareholders must be approved by a majority of the Company’s outstanding voting power. Except as otherwise required by the Oklahoma General Corporation Act, or voting rights granted to any subsequently issued preferred stock, the common stock is the only class of capital stock entitled to vote on any matter to be voted on by the Company’s shareholders.

Other Rights

Subject to the prior rights of creditors, and after payment in full of the amounts required to be paid to holders of preferred stock, if any, in the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to holders of shares of common stock. No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Listing

The Company’s common stock is listed on the NASDAQ Global Select Market System under the symbol “BANF.”

Classification of the Board

Our board of directors is not classified.

DESCRIPTION OF THE 7.20% CUMULATIVE TRUST PREFERRED SECURITIES

The following description of the 7.20% Cumulative Trust Preferred Securities issued by BFC Capital Trust II (“the Trust”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Form of Amended and Restated Trust Agreement of the Trust, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read the Form of Amended and Restated Trust Agreement and the applicable provisions of the Delaware Statutory Trust Act for additional information.

General

The Trust issued $26,000,000 aggregate principal amount of 7.20% Cumulative Trust Preferred Securities (the “Cumulative Trust Preferred Securities”) that the Company fully and unconditionally guarantees, based on its combined obligations under a guarantee agreement, the trust agreement and an expense agreement. The proceeds from the issuance and sale of the Cumulative Trust Preferred Securities were invested in $26,804,000 of 7.20% Junior Subordinated Debentures issued by the Company. The Cumulative Trust Preferred Securities represent an undivided interest in the 7.20% Junior Subordinated Debentures.

Dividends

Distributions on the Cumulative Trust Preferred Securities are payable at the annual rate of 7.20% of the stated liquidation amount of $25, payable quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on April 15, 2004, to the holders of such securities on the relevant record dates. The amount of each distribution includes amounts accrued through the date the distribution payment is due. Distributions are payable to the holders of such preferred securities as they appear on the register of the Trust on the relevant record date, which is the date 15 days prior to the relevant distribution date.

The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which distributions are payable is not a business day, payment of the distribution otherwise payable on such date will be made on the next business day without any interest or other payment in respect to any such delay, with the same force and effect as if made on the date such payment was originally payable.

The funds of the Trust available for distribution will be limited to payments by the Company under the 7.20% Junior Subordinated Debentures. If interest payments are not made on the 7.20% Junior Subordinated Debentures, the property trustee will not have funds available to pay distributions on the Cumulative Trust Preferred Securities. The payment of distributions, if and to the extent the Trust has funds legally available for the payment of such distributions and cash sufficient to make such payments, is guaranteed by the Company.

So long as no event of default with respect to the 7.20% Junior Subordinated Debentures has occurred and is continuing, the indenture permits the Company to defer the payment of interest on the 7.20% Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each such period. No extension period may extend beyond the stated maturity of the 7.20% Junior Subordinated Debentures. As a consequence of any such election, the Trust will defer quarterly distributions, and distributions will not be payable, on the preferred securities during any such extension period.  Deferred distributions will accumulate additional amounts thereon at the rate per annum of 7.20% thereof, compounded quarterly from the relevant distribution date, to the extent permitted under applicable law.

Voting Rights

The 7.20% Cumulative Trust Preferred Securities have no voting rights.

Maturity

The Cumulative Trust Preferred Securities mature and must be redeemed on March 31, 2034.

Optional Redemption

The Company may redeem the 7.20% Junior Subordinated Debentures at 100% of their principal amount plus unpaid interest accrued to the date of redemption in whole or in part at any time after March 31, 2009.  In turn, the Trust may redeem the Cumulative Trust Preferred Securities at the liquidation amount of $25.00 per preferred security, plus any accrued and unpaid distributions to the date of redemption in whole or in part at any time after March 31, 2009. If less than all of the 7.20% Junior Subordinated Debentures are redeemed, then the property trustee will allocate the proceeds from the redemption to the Cumulative Trust Preferred Securities on a pro rata basis, by such method as the property trustee deems fair and appropriate.

Distribution of Junior Subordinated Debentures

The Company has the right at any time to dissolve the Trust, after satisfaction of liabilities to creditors of the Trust as required by applicable law, and cause the 7.20% Junior Subordinated Debentures to be distributed to the holders of Cumulative Trust Preferred Securities in liquidation of the Trust. Prior to dissolving the Trust, the Company must receive approval of the Federal Reserve if the approval is required under applicable capital guidelines or policies of the Federal Reserve.

Listing

The Cumulative Trust Preferred securities are listed on the NASDAQ Global Select Market System under the symbol “BANFP.”